EXHIBIT 12. Statement Re: Computation of Ratio of Earnings to Fixed Charges
ELI LILLY AND COMPANY AND SUBSIDIARIES

	Years Ended December 31,
	2017	2016	2015	2014	2013
	(Dollars in millions)
Consolidated pretax income	$2,197.4	$3,374.0	$2,790.0	$3,000.3	$5,889.3
Interest(1)	282.3	232.9	216.0	187.1	184.2
Less interest capitalized during the period	(57.3)	(47.7)	(54.8)	(38.3)	(24.1)
Earnings	$2,422.4	$3,559.2	$2,951.2	$3,149.1	$6,049.4
Fixed charges	$282.3	$232.9	$216.0	$187.1	$184.2
Ratio of earnings to fixed charges	8.6	15.3	13.7	16.8	32.8
(1) Interest is based upon interest expense reported as such in the consolidated statements of operations and does not include any interest related to unrecognized tax benefits, which is included in income tax expense.